August 1, 2017
VIA EDGAR SUBMISSION AND COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: William H. Thompson

Re:	Exelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 13, 2017
Form 8-K Filed February 8, 2017
Response Dated July 19, 2017
File No. 1-16169

Ladies and Gentlemen:

We are writing in response to the comment contained in the Staff’s letter dated July 31, 2017 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K for Fiscal Year Ended December 31, 2016, as filed with the Commission on February 13, 2017 (“2016 Form 10-K”) and Form 8-K, as filed with the Commission on February 8, 2017.

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter along with Exelon’s response.

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Form 10-K Filed February 8, 2017

1.
We reviewed your response to comment 5. We still believe that such presentation is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In that regard, please confirm to us that you will discontinue the presentation of a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures in your future earnings releases.

Response:
In acknowledgment of the updated Compliance and Disclosure Interpretations issued last year, we confirm that beginning with our second quarter 2017 earnings release, we will no longer provide a full non-GAAP income statement when reconciling the Adjusted (non-GAAP) Operating Earnings measure for each registrant to the corresponding most directly comparable GAAP Net Income measure. Instead, we will disclose the amounts that should be added to or subtracted from each GAAP income statement line item to reconcile to the total Adjusted (non-GAAP) Operating Earnings measure, in a format as set forth in the following example:

EXELON CORPORATION
GAAP Consolidated Statements of Operations and
Adjusted (non-GAAP) Operating Earnings Reconciling Adjustments
(unaudited)
(in millions, except per share data)

	Three Months Ended June 30, 2017			Three Months Ended June 30, 2016
	GAAP (a)	Non-GAAP Adjustments		GAAP (a)	Non-GAAP Adjustments
Operating revenues	$7,623	$158	(b),(d)	$6,910	$626	(b),(d),(e)
Operating expenses
Purchased power and fuel	3,086	(48)	(b),(d)	2,454	300	(b),(d),(h)
Operating and maintenance	2,971	(524)	(e),(f),(g),(h),(i)	2,505	(172)	(e),(g),(h),(i)
Depreciation and amortization	915	(35)	(h)	941	(114)	(h)
Taxes other than income	420			394
Total operating expenses	7,392			6,294
Gain on sales of assets	1			31
Operating income	232			647
Other income and (deductions)
Interest expense, net	(436)	63	(g),(j)	(376)
Other, net	205	(66)	(c),(j)	144	(89)	(c),(h)
Total other income and (deductions)	(231)			(232)
Income before income taxes	1			415
Income taxes	(72)	353	(b),(c),(d),(e),(f),(g),(h),(i),(j)	102	194	(b),(c),(d),(e),(f),(g),(h),(i)
Equity in losses of unconsolidated affiliates	(9)			(7)
Net income	64			306
Net income (loss) attributable to noncontrolling interests and preference stock dividends	(16)	(20)	(k)	39	(8)	(k)
Net income attributable to common shareholders	$80			$267
Effective tax rate(l)	(7,200.0)%			24.6%
Earnings per average common share
Basic	$0.09			$0.29
Diluted	$0.09			$0.29
Average common shares outstanding
Basic	934			924
Diluted	936			926
Effect of adjustments on earnings per average diluted common share recorded in accordance with GAAP:
Mark-to-market impact of economic hedging activities (b)		$0.12			$0.20
Unrealized gains related to NDT fund investments (c)		(0.05)			(0.03)
Amortization of commodity contract intangibles (d)		0.01			0.01
Merger and integration costs (e)		0.01			—
Merger commitments (f)		—			—
Long-lived asset impairments (g)		0.29			0.02
Plant retirements and divestitures (h)		0.07			0.14
Cost management program (i)		0.01			0.01
Like-kind exchange tax position (j)		(0.03)			—
CENG noncontrolling interest (k)		0.02			0.01
Total adjustments		$0.45			$0.36

(a)	Results reported in accordance with accounting principles generally accepted in the United States (GAAP).

(b)	Adjustment to exclude the mark-to-market impact of Exelon’s economic hedging activities, net of intercompany eliminations.

(c)	Adjustment to exclude the unrealized gains and losses on NDT fund investments to the extent not offset by contractual accounting as described in the notes to the consolidated financial statements.

(d)
Adjustment to exclude the non-cash amortization of intangible assets, net, primarily related to commodity contracts recorded at fair value related to the Integrys acquisition in 2016, and in 2017, the ConEdison Solutions and FitzPatrick acquisitions.

(e)
Adjustment to exclude certain costs associated with mergers and acquisitions, including, if and when applicable, professional fees, employee-related expenses and integration activities related to the PHI acquisition in 2016, partially offset in 2016 at BGE and PHI by the anticipated recovery of previously incurred PHI acquisition costs, and in 2017, the PHI and FitzPatrick acquisitions.

(f)	Adjustment to exclude costs incurred as part of the settlement orders approving the PHI acquisition.

(g)
Adjustment to exclude charges to earnings related to the impairment of certain wind projects at Generation in 2016, and in 2017, impairments as a result of the ExGen Texas Power, LLC assets held for sale.

(h)
Adjustment to exclude accelerated depreciation and amortization expenses, increases to materials and supplies inventory reserves, charges for severance reserves and construction work in progress impairments associated with Generation's previous decision to early retire the Clinton and Quad Cities nuclear facilities in 2016, and Generation's decision to early retire the Three Mile Island nuclear facility in 2017, partially offset in 2016 by a gain associated with Generation’s sale of the New Boston generating site.

(i)	Adjustment to exclude reorganization costs, and in 2016 severance costs, related to a cost management program.

(j)
Adjustment to excluded income tax, penalties and interest expenses in the second quarter of 2017 as a result of the finalization of the IRS tax computation related to Exelon’s like-kind exchange tax position.

(k)
Adjustment to eliminate from Generation’s results of the noncontrolling interest related to CENG exclusion items, primarily related to the impact of unrealized gains and losses on NDT fund investments and mark-to-market activity.

(l)
The effective tax rate related to Adjusted (non-GAAP) Operating Earnings is 36.8% and 31.6% for the three months ended June 30, 2017 and June 30, 2016, respectively. The effective tax rate for the three months ended June 30, 2017 is disproportionately impacted due to the decline in pre-tax GAAP earnings and changes in other reconciling items.

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If you have any questions regarding the foregoing, please contact me at (312) 394-4736.

Very truly yours,

/s/ Duane M. DesParte
Duane M. DesParte
Senior Vice President and Corporate Controller
Exelon Corporation